UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

ALPINE IMMUNE SCIENCES, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

02083G100

(CUSIP Number)

Decheng Capital China Life Sciences USD Fund III, L.P.

Ugland House, PO Box 309, Grand Cayman

KY1-1104, Cayman Islands

+1- 345-949-8066

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 28, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02083G100	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Decheng Capital China Life Sciences USD Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,371 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,371 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,400,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

Consists of 3,165,735 shares of the Issuer’s Common Stock and 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, held directly by Decheng Capital China Life Sciences USD Fund III, L.P. (the “Fund”). Decheng Capital Management III (Cayman), LLC (the “General Partner”) is the general partner of the Fund and Xiangmin Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

CUSIP No. 02083G100	SCHEDULE 13D	Page 3 of 11 Pages

(2)

This percentage is calculated based upon 23,727,502 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 18,587,892 shares of the Issuer’s Common Stock outstanding on May 7, 2020, as set forth in the Issuer’s quarterly report filed on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2020 and (ii) 5,139,610 shares of the Issuer’s Common Stock issued in a private placement transaction related to a securities purchase agreement, between the Issuer and a select group of institutional investors, as reported in the Company’s Current Report on Form 8-K, filed with the SEC on July 24, 2020 (the “Private Placement”), as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

1	NAME OF REPORTING PERSON Decheng Capital Management III (Cayman), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,400,371 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,400,371 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,400,371 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02083G100	SCHEDULE 13D	Page 4 of 11 Pages

(1)

Consists of 3,165,735 shares of the Issuer’s Common Stock and 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, held directly by the Fund. The General Partner is the general partner of the Fund and Xiangmin Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(2)

This percentage is calculated based upon 23,727,502 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 18,587,892 shares of the Issuer’s Common Stock outstanding on May 7, 2020, as set forth in the Issuer’s quarterly report filed on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2020 and (ii) 5,139,610 shares of the Issuer’s Common Stock issued in the Private Placement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

1	NAME OF REPORTING PERSON Xiangmin Cui
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 9,350 (1)
	8	SHARED VOTING POWER 4,400,371 (2)
	9	SOLE DISPOSITIVE POWER 9,350 (1)
	10	SHARED DISPOSITIVE POWER 4,400,371 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,409,721 (1) (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7% (3)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 02083G100	SCHEDULE 13D	Page 5 of 11 Pages

(1)

Pursuant to the Issuer’s non-employee director compensation policy, (i) on January 18, 2019 Dr. Cui, as a new director, was granted stock options from the Issuer’s existing equity incentive plan to purchase up to an aggregate of 7,650 shares of Common Stock at an exercise price of $5.70 per share (the “2019 Options”) and (ii) on January 2, 2020 Dr. Cui was granted stock options from the Issuer’s existing equity incentive plan to purchase up to an aggregate of 7,650 shares of Common Stock at an exercise price of $3.6233 per share (the “2020 Options”). The 2019 Options vest in 36 equal monthly installments commencing on January 18, 2019 and 1/12th of the shares subject to the 2020 Options became vested and exercisable on February 2, 2020, with 1/12th of the shares subject to the 2020 Options vesting monthly thereafter. Dr. Cui beneficially owns 9,350 shares of Common Stock that may be acquired upon exercise of these options that are exercisable within 60 days of the date of this filing.

(2)

Consists of 3,165,735 shares of the Issuer’s Common Stock and 1,234,636 shares of the Issuer’s Common Stock issuable upon exercise of warrants, which are exercisable within 60 days of the date of this filing, held directly by the Fund. The General Partner is the general partner of the Fund and Xiangmin Cui is the sole manager of the General Partner. The Fund, the General Partner and Dr. Cui may be deemed to share voting and dispositive power with respect to the shares held directly by the Fund.

(3)

This percentage is calculated based upon 23,727,502 shares of the Issuer’s Common Stock outstanding, which is the sum of: (i) 18,587,892 shares of the Issuer’s Common Stock outstanding on May 7, 2020, as set forth in the Issuer’s quarterly report filed on Form 10-Q filed with the Securities and Exchange Commission on May 14, 2020 and (ii) 5,139,610 shares of the Issuer’s Common Stock issued in the Private Placement, as adjusted pursuant to Rule 13d-3(d)(1) promulgated under the Exchange Act.

CUSIP No. 02083G100	SCHEDULE 13D	Page 6 of 11 Pages

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) supplements and amends the initial Schedule 13D originally filed by the undersigned on January 24, 2019 (as so amended, the “Schedule 13D”). This Schedule 13D is being filed by Decheng Capital China Life Sciences USD Fund III, L.P., Decheng Capital Management III (Cayman), LLC and Xiangmin Cui to report the acquisition of common stock of Alpine Immune Sciences, Inc., as described in Item 3 below.

Item 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates is common stock, $0.001 par value per share (“Common Stock”) of Alpine Immune Sciences, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 188 East Blaine Street, Suite 200, Seattle, Washington 98102.

Item 2.	IDENTITY AND BACKGROUND

(a)

This Schedule 13D is filed by (i) Decheng Capital China Life Sciences USD Fund III, L.P. (the “Fund”), a Cayman Islands exempted limited partnership, (ii) Decheng Capital Management III (Cayman), LLC (the “General Partner”), a Cayman Islands limited liability company and (iii) Xiangmin Cui (“Dr. Cui”) (collectively, the “Reporting Persons”).

(b)	The address of the principal place of business of the Reporting Persons is 3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, California 94025.

(c)

The principal business of the Fund is the venture capital investment business. The principal business of the General Partner is acting as general partner of the Fund. The principal occupation of Dr. Cui is serving as manager of the General Partner.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Fund is a Cayman Islands exempted limited partnership, the General Partner is a Cayman Islands limited liability company and Dr. Cui is a citizen of the United States.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Pursuant to the terms of that certain Securities Purchase Agreement by and among the Issuer, the Fund and various other investors (collectively, the “PIPE Investors”), dated January 15, 2019 (the “Securities Purchase Agreement”), the Fund purchased in a private placement 3,165,735 units representing (i) 3,165,735 shares of Common Stock (“Shares”), at a price of $5.37 per share and (ii) warrants (the “Warrants”) to acquire an aggregate of 1,234,636 shares of Common Stock at a price per share of $12.74 (the “2019 Financing”). The 2019 Financing closed on January 18, 2019. The aggregate purchase price of the Shares and the Warrants acquired by the Fund was $16,999,996.95.

CUSIP No. 02083G100	SCHEDULE 13D	Page 7 of 11 Pages

The funds used by the Fund to acquire the securities described above were obtained from working capital contributed by its partners and members.

Pursuant to the Issuer’s non-employee director compensation policy, on January 18, 2019 Dr. Cui, as a new director on the Board of Directors of the Issuer (the “Board”), was granted stock options from the Issuer’s existing equity incentive plan to purchase up to an aggregate of 7,650 shares of Common Stock at an exercise price of $5.70 per share (the “2019 Options”), and on January 2, 2020 Dr. Cui was granted stock options to purchase up to an aggregate of 7,650 shares of Common Stock at an exercise price of $3.6233 per share (the “2020 Options”). The 2019 Options vest in 36 equal monthly installments commencing on January 18, 2019 and 1/12th of the shares subject to the 2020 Options became vested and exercisable on February 2, 2020, with 1/12th of the shares subject to the 2020 Options vesting monthly thereafter. Dr. Cui beneficially owns 9,350 shares of Common Stock that may be acquired upon exercise of these options that are exercisable within 60 days of July 28, 2020.

On July 24, 2020, the Company entered into a securities purchase agreement (the “2020 Purchase Agreement”) for a private placement (the “2020 Private Placement”) with a select group of institutional investors. Pursuant to the 2020 Purchase Agreement, the investors agreed to purchase (a) 5,139,610 units representing (i) 5,139,610 Shares and (ii) warrants to purchase up to that number of additional shares of common stock equal to 30% of the number of Shares respectively purchased by each investor (rounded down to the nearest whole share) (the “Common Stock Warrants”) and (b) 790,710 units representing (i) prefunded warrants to purchase 790,710 Shares (the “Prefunded Warrants”) and (ii) Common Stock Warrants to purchase up to that number of additional shares of common stock equal to 30% of the number of shares of common stock underlying the Prefunded Warrants respectively purchased by each investor (rounded down to the nearest whole share). The Fund, the General Partner and Dr. Cui did not purchase any securities in the 2020 Private Placement.

Item 4.	PURPOSE OF TRANSACTION

The Fund agreed to purchase the Shares and the Warrants in the 2019 Financing for investment purposes with the aim of increasing the value of the Issuer and its investment in the Issuer. In connection with the 2019 Financing, and as a condition thereof, Dr. Cui, the sole manager of the General Partner, joined the Board on January 18, 2019. As a director of the Issuer, Dr. Cui may have influence over the corporate activities of the Issuer, including activities which may relate to the transactions described in clauses (a) through (j) set forth below in this Item 4.

Except as set forth herein and except that the Reporting Persons or any of their affiliates may, from time to time or at any time, subject to market conditions and other factors, purchase additional ordinary shares of the Issuer in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the common stock of the Issuer now owned or hereafter acquired by them in the open market, in privately negotiated transactions or otherwise, as of the date of this Schedule 13D, none of the Reporting Persons has any present plans which relate to or would result in:

a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e)	Any material change in the present capitalization or dividend policy of the Issuer;

CUSIP No. 02083G100	SCHEDULE 13D	Page 8 of 11 Pages

f)

Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

j)	Any action similar to any of those enumerated above.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)

As of the date hereof, the Fund is the record owner of 4,400,371 shares of Common Stock, including 1,234,636 shares of Common Stock issuable within 60 days of the date of this filing upon the exercise of Warrants. The Fund is controlled by the General Partner and Dr. Cui. As such, each of the Reporting Persons may be deemed to share voting and dispositive power over the shares held by the Fund. As such, both the General Partner and Dr. Cui may be deemed to beneficially own the shares held directly by the Fund. In addition, Dr. Cui beneficially owns 9,350 shares of Common Stock that may be acquired upon exercise of options that are exercisable within 60 days of July 28, 2020, which were granted to Dr. Cui pursuant to the Issuer’s non-employee director compensation policy.

(b)

	Number of Shares of Common Stock
Reporting Person	Power to Vote or Direct the Vote		Power to Dispose or Direct the Disposition
	Sole	Shared	Sole	Shared
Decheng Capital China Life Sciences USD Fund III, L.P	0	4,400,371	0	4,400,371

Decheng Capital Management III (Cayman), LLC	0	4,400,371	0	4,400,371

Xiangmin Cui	9,350	4,400,371	9,350	4,400,371

(c)	Not applicable.

(d)

No other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Persons.

(e)	No applicable.

CUSIP No. 02083G100	SCHEDULE 13D	Page 9 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Warrants

In the 2019 Financing, the Investors received Warrants to purchase an aggregate of 1,234,636 shares of Common Stock at an exercise price of $12.74 per share, subject to adjustments as provided under the terms of the Warrants. The Warrants are exercisable at any time and expire on January 18, 2024. The foregoing description of the Warrants is qualified in its entirety by reference to the form of Warrant, which is filed as an exhibit to this Schedule and is incorporated by reference herein.

Registration Rights

In connection with the 2019 Financing, the Issuer has entered into a registration rights agreement (the “Registration Rights Agreement”) with the PIPE Investors. Under the Registration Rights Agreement, the Issuer is required to register the resale of the Shares and the Common Stock issuable upon exercise of the Warrants. The Issuer was required to prepare and file a registration statement (the “Registration Statement”) with the Securities and Exchange Commission on the date on which the Issuer files its Annual Report on Form 10-K for the year ended December 31, 2018, and in any event no later than March 18, 2019 (the “Filing Deadline”), and to use commercially reasonable efforts to have the registration statement declared effective within 25 days of the Filing Deadline if there is no review by the Securities and Exchange Commission, and within 90 days of the Filing Deadline in the event of such review. The Registration Statement was filed with the Securities and Exchange Commission on March 18, 2019 to register the resale of up to 6,542,310 shares of the Issuer’s Common Stock and was declared effective by the Securities and Exchange Commission on April 4, 2019. The foregoing description of the terms of the Registration Rights Agreement is intended as a summary only and is qualified in its entirety by reference to the Registration Rights Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

Board Representation

Under the Securities Purchase Agreement, as long as funds affiliated with the Fund beneficially own 8% or more in the aggregate of the issued and outstanding Common Stock (excluding any shares of Common Stock issuable upon the exercise of the remaining, unexercised portion of warrants held by the Fund), the Fund is entitled to nominate one member of the Issuer’s Board (the “Decheng Director”), and the Issuer will take all necessary actions to nominate such director at each meeting of stockholders where such nominee is up for re-election. The initial Decheng Director is Dr. Cui. The foregoing description of the board representation rights contained in the Securities Purchase Agreement is intended as a summary only and is qualified in its entirety by reference to the Securities Purchase Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

Lock-Up Agreement

In connection with the 2020 Private Placement, each of the Fund and Dr. Cui entered into a lock-up agreement, pursuant to which each agreed, except in limited circumstances, not to sell or transfer, or engage in swap or similar transactions with respect to the Shares, until 90 days following the date of the 2020 Purchase Agreement (the “Lock-Up Agreements”). The foregoing description of the Lock-Up Agreements is intended as a summary only and is qualified in its entirety by reference to the form of Lock-Up Agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

A*:

Securities Purchase Agreement, dated January 15, 2019, by and among the Issuer and the Purchasers (Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 16, 2019).

CUSIP No. 02083G100	SCHEDULE 13D	Page 10 of 11 Pages

B*:

Registration Rights Agreement, dated January 15, 2019, by and among the Issuer and the Purchasers (Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 16, 2019).

C*:	Form of Warrant to Purchase Common Stock (Incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 16, 2019).

D*:	Agreement regarding filing of joint Schedule 13D.

E:	Form of Lock-Up Agreement (incorporated by reference to Exhibit I to the 2020 Purchase Agreement filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on July 24, 2020)

*	Previously filed.

CUSIP No. 02083G100	SCHEDULE 13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2020

Decheng Capital China Life Sciences USD Fund III, L.P.
By its General Partner
Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Decheng Capital Management III (Cayman), LLC

By:	/s/ Xiangmin Cui
Name:	Xiangmin Cui
Title:	Manager

Xiangmin Cui

/s/ Xiangmin Cui